Exhibit 99.3

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

CONDENSED COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

	Notes	June 30, 2022 (unaudited)	December 31, 2021 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$6,818	$224
Restricted cash	3	8,716	—
Accounts receivable, net		7,016	9,186
Inventories		3,338	3,052
Prepaid expenses and other current assets		9,057	9,986

Total current assets		34,945	22,448

Vessels and other fixed assets, net	4	417,447	427,386
Deferred dry dock and special survey costs, net		24,983	23,467
Other long-term assets		35,690	35,689
Finance lease assets	10	19,254	—
Operating lease assets	10	141,970	164,267
Intangible assets other than goodwill	5	42,621	44,015
Goodwill		56,240	56,240

Total non-current assets		738,205	751,064

Total assets		$773,150	$773,512

LIABILITIES AND NET PARENT COMPANY INVESTMENT
Current liabilities
Accounts payable		$5,250	$6,234
Accrued expenses and other liabilities		2,904	690
Deferred income and cash received in advance		5,024	6,703
Operating lease liabilities, current portion	10	51,745	54,490
Due to related parties, net	9	44,795	216,643
Current portion of long-term debt, net	6, 7	55,434	11,940
Finance lease liability, current portion	10	1,900	—

Total current liabilities		167,052	296,700

Long-term debt, net of current portion	6, 7	265,223	101,701
Finance lease liability, net of current portion	10	15,385	—
Due to related parties, net of current portion	9	—	190,575
Operating lease liabilities, net of current portion	10	110,823	135,338

Total non-current liabilities		391,431	427,614

Total liabilities		558,483	724,314

Commitments and contingencies	8	—	—
Net parent company investment		214,667	49,198

Total liabilities and net parent company investment		$773,150	$773,512

See unaudited condensed notes to condensed combined financial statements

F-2

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
		(unaudited)	(unaudited)
Revenue	1	$158,691	$117,144
Time charter and voyage expenses		(32,265)	(32,983)
Direct vessel expenses		(22,781)	(19,703)
General and administrative expenses	9	(7,497)	(6,382)
Depreciation and amortization	4, 5	(13,072)	(12,753)
Interest expense and finance cost, net		(10,427)	(19,449)
Gain on bond extinguishment, net	9	—	1,873
Other expense, net		(1,620)	(1,046)

Income before taxes		$71,029	$26,701

Income tax expense		(39)	(49)

Net income		$70,990	$26,652

See unaudited condensed notes to condensed combined financial statements

F-3

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$70,990	$26,652
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments		18,136	14,484
Decrease/(increase) in operating assets		1,500	(1,446)
Increase/(decrease) in operating liabilities		3,002	(17,309)
Payments for drydock and special survey costs	9	(5,344)	(11,464)

Net cash provided by operating activities		88,284	10,917

INVESTING ACTIVITIES:
Deposits for vessel acquisition		(2,002)	—
Acquisition of/additions to vessels	4	(1,576)	(3,708)

Net cash used in investing activities		(3,578)	(3,708)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	6	(28,829)	(12,716)
Proceeds from long-term loans	6	237,725	—
Debt issuance costs		(1,425)	—
Repayment of finance lease liability	10	(130)	—
Net transfers (to)/from parent company		94,479	14,972
Net debt repayments to related parties		(371,216)	(12,454)

Net cash used in financing activities		(69,396)	(10,198)

Increase/(decrease) in cash and cash equivalents and restricted cash		15,310	(2,989)

Cash and cash equivalents and restricted cash, beginning of period		224	3,767

Cash and cash equivalents and restricted cash, end of period	3	$15,534	$778

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Non-cash investing and financing activities
Cash paid for interest, net of capitalized interest		$22,386	$18,948
Lease modification	10	$19,417	$—

See unaudited condensed notes to condensed combined financial statements

F-4

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

CONDENSED COMBINED STATEMENTS OF CHANGES IN NET PARENT COMPANY INVESTMENT

(Expressed in thousands of U.S. dollars)

Net Parent Company Investment
Balance December 31, 2021	$49,198
Net income for the period	70,990
Net transactions with parent	94,479

Balance June 30, 2022	$214,667

Net Parent Company Investment
Balance December 31, 2020	$(8,636)
Net income for the period	26,652
Net transactions with parent	14,972

Balance June 30, 2021	$32,988

See unaudited condensed notes to condensed combined financial statements

F-5

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 1: DESCRIPTION OF BUSINESS

On July 26, 2022, Navios Maritime Holdings Inc. (“Navios Holdings” or “Parent”) agreed to sell its 36-vessel dry bulk fleet, of which 25 are owned (including five bareboat-in vessels) and 11 are chartered-in under long-term charters (the “Dry Bulk Group”), for an aggregate consideration of $835,000 consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing (the “Transaction”), to Navios Maritime Partners L.P. (“Navios Partners”). The financial information of the 36-vessels dry bulk fleet combined in these financial statements shall hereafter be referred to as the “Combined Dry Bulk Group” or “Group”. Prior to the Transaction, Navios Holdings was a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

For further information see Note 11 “Subsequent Events” in the condensed combined financial statements.

These accompanying condensed combined financial statements present, on a historical cost basis, the combined assets, liabilities, revenues, expenses of the Dry Bulk Group, consisting of a fleet of 36-vessels of Navios Holdings, as of June 30, 2022 and December 31, 2021, on the basis of common control.

The Combined Dry Bulk Group consists of the following entities:

Country of
Group Name	Nature	Incorporation	2022	2021
Navios International Inc.	Operating Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Bulkinvest S.A.	Operating Group	Luxembourg	1/1 - 06/30	1/1 - 12/31
Kleimar N.V.	Operating Group/ Vessel Owning	Belgium	1/1 - 06/30	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Group	Liberia	1/1 - 06/30	1/1 - 12/31
Vernazza Shiptrade Inc.	Operating Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Group	Liberia	1/1 - 06/30	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Group	Panama	1/1 - 06/30	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Roselite Shipping Corporation	Operating Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Thalassa Marine S.A.	Operating Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Asteroid Shipping S.A.	Operating Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Cloud Atlas Marine S.A.	Operating Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Rider Shipmanagement Inc.	Operating Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Talia Shiptrade S.A.	Operating Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Opal Shipping Corporation	Vessel Owning Group	Marshall Is.	1/1 - 06/30	06/30 - 12/31
Highbird Management Inc.	Vessel Owning Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Moonstone Shipping Corporation	Vessel Owning Group	Marshall Is.	1/1 - 06/30	06/30 - 12/31
NAV Holdings Limited	Sub Holding Group	Malta	1/1 - 06/30	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Group	Marshall Is.	1/1 - 06/30	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Anafi Shipping Corporation	Vessel Owning Group	Marshall Is.	05/12 - 06/30	—

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

F-6

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(a)	Basis of presentation: The accompanying condensed combined financial statements include the accounts of all Combined Dry Bulk Group. The Group is combined on the basis of common control.

The Group has historically operated as part of the Parent’s dry-bulk segment and not as a stand-alone Group. Consequently, stand-alone financial statements have not historically been prepared for the Group. The accompanying condensed combined financial statements of the Group have been prepared on a carve-out basis from the Parent’s historical combined financial statements and accounting records and are presented on a stand-alone basis as if the Groups’ operations had been conducted independently from Navios Holdings. All intercompany receivable and payable balances between our Parent and the Group, which are expected to be settled, are reflected in the condensed combined balance sheets as due to related parties, net. All significant intercompany accounts and transactions within the Group have been eliminated in the accompanying condensed combined financial statements. All other intercompany activity identified for inclusion within the condensed combined financial statements, either through specific identification or allocation to the Group, is deemed to be equity contribution by our Parent. The condensed combined financial statements include the historical results of operations, financial position and cash flows of the Group in accordance with accounting principles generally accepted (“GAAP”) in the United States of America (“U.S.”), collectively (“U.S. GAAP”). The operations comprising the Group are in various legal entities, owned 100% by the Parent. Accordingly, Navios Holdings’ net investment in these operations is shown in lieu of stockholder’s equity in the condensed combined financial statements.

The condensed combined statements of operations include all revenues and expenses directly attributable to the Combined Dry Bulk Group, as well as an allocation of corporate expenses incurred by our Parent on the Group’s behalf.

The condensed combined financial statements include all assets and liabilities that contractually reside within the Group. Assets and liabilities of the Parent and its wholly owned subsidiaries were included in the combined financial statements to the extent the asset and liability are related to the Group. As Navios Holdings and its subsidiaries record certain transactions at the legal entity level for which discrete information was not available, allocation methodologies were applied to certain accounts to allocate amounts to the Group related to the following financial statement items:

•

Debt, interest expense and finance costs, net: The debt of the Group includes third party debt entered into by the Group, as well third-party debt incurred by our Parent that is directly attributable to the Group. More particularly, the outstanding balance under the 7.375% First Priority Ship Mortgage Notes (the “2022 Notes”) has been allocated to the Group for the years presented, and is presented under the captions “Due to related parties, net” and “Due to related parties, net of current portion” in the condensed combined balance sheets. Interest expense has been allocated to the Group to correspond to the amount of debt incurred by the Parent on its behalf. Any transaction costs, net and interest associated with the debt were also assigned. Our Parent’s remaining third-party debt and related interest have not been allocated to the Group for any of the years presented as our Parent’s borrowings are primarily for corporate cash purposes not directly attributable to the Group. For further information, please see also Note 6 “Borrowings” and Note 9 “Transactions with Related Parties”.

•

General and administrative expenses: Following the sale of the ship management division in 2019, the general and administrative expenses have been adjusted to reflect the proportion of such expenses that would be required for the Group to operate based on the respective administrative services agreement (“Administrative Services Agreement”) dated August 29, 2019. In addition, general and administrative expenses for the periods presented were also adjusted to include certain non-allocable costs such as legal and audit fees, directors’ compensation and other general and administrative expenses based on the direct usage of such services by the Group.

The Group is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. The cash and cash equivalents balances include only those balances held in bank accounts over which the carve-out entities have legal ownership. Debt allocated to the Group consists of third party debt issued by the carve-out entities (bank loans and finance liabilities under sale and lease back arrangements), and the 2022 Notes.

Management believes these allocations reasonably present the financial position and results of operations of the Group. Nevertheless, the condensed combined financial statements may not include all of the actual expenses that would have been incurred had the Group operated on a standalone basis during the periods presented and may not reflect our results of operations, financial position and cash flows during the periods presented. Actual costs that would have been incurred if we had operated on a standalone basis would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

F-7

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(b)

Use of estimates: The preparation of the condensed combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives and residual values for tangible assets and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The spread of the COVID-19 pandemic, which has been declared a pandemic by the World Health Organization, in 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, including due to decreased demand for global seaborne dry bulk trade and charter rates, the extent of which will depend largely on future developments. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods. Actual results could differ from those estimates under different assumptions and/or conditions.

(c) Revenue Recognition:

Revenue is recognized when (or as) the Group transfers promised goods or services to its customers in amounts that reflect the consideration to which the Group expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Group satisfies its contractual obligations and transfers control of the promised goods or services to its customers.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Group performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Group satisfies each performance obligation.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Group and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

The Group recognizes revenue ratably from the vessel’s arrival at the loading port, as set forth in the applicable contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenues from time-chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements as service is performed. However, for loss generating time charters, the loss is recognized in the period during which the loss is generated. A time-charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Charters for periods of less than three months are referred to as spot-charters. Charters for periods of three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. For time-charters, the owner of the vessel typically pays the vessel’s operating costs, such as crews, maintenance and insurance.

Expenses related to our revenue-generating contracts are recognized as incurred.

F-8

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The following tables reflect the revenue earned per category for the six month periods ended June 30, 2022 and 2021:

	Six Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2021
COA/Voyage revenue	$—	$2,774
Time chartering revenue	$157,736	$113,904
Other	$955	$466

Total	$158,691	$117,144

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned.

These amounts are recognized as revenue over the voyage or charter period.

(d) Recent Accounting Pronouncements:

Adoption of new accounting pronouncements:

In July 2021, the FASB issued ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”). The guidance in ASU 2021-05 amends the lease classification requirements for the lessors under certain leases containing variable payments to align with practice under ASC 840. The lessor should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC 842-10-25-2 through 25-3; and 2) the lessor would have otherwise recognized a day-one loss. The amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021. The adoption of this ASU on January 1, 2022 did not have a material impact on the Group’s condensed combined financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	June 30, 2022	December 31, 2021
Cash on hand and at banks	$6,818	$224
Restricted cash	8,716	—

Cash and cash equivalents and restricted cash	$15,534	$224

The bank accounts are legally owned by the entities referenced in Note 1.

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months and are included in the condensed combined balance sheets under the caption “Cash and cash equivalents”.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Group does maintain cash deposits and equivalents in excess of government provided insurance limits. Group reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

As of June 30, 2022 and December 31, 2021, restricted cash included $8,716 and $0, respectively, which related to amounts held in retention and other accounts as required by certain of Group’s credit facilities.

NOTE 4: VESSELS, NET

Vessels, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$567,906	$(140,520)	$427,386
Additions	1,576	(11,515)	(9,939)

Balance June 30, 2022	$569,482	$(152,035)	$417,447

F-9

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

On July 29, 2022 and September 8, 2022, the Group completed the sale of 15 and 21 vessels, respectively, to Navios Partners, for an aggregate consideration of $835,000. For further information see Note 11 “Subsequent Events” in the condensed combined financial statements.

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	June 30, 2022	December 31, 2021
Acquisition cost	$90,000	$90,000
Accumulated amortization	(47,379)	(45,985)

Total intangible assets net book value	$42,621	$44,015

Amortization expense for both six month periods ended June 30, 2022 and 2021 amounted to $1,394.

The remaining aggregate amortization of acquired intangibles as of June 30, 2022 will be as follows:

Period
Year One	$2,811
Year Two	2,818
Year Three	2,811
Year Four	2,811
Year Five	2,811
Thereafter	28,559

Total	$42,621

NOTE 6: BORROWINGS

Borrowings, as of June 30, 2022 and December 31, 2021, consisted of the following:

Facility	June 30, 2022	December 31, 2021
Secured Credit Facilities	$185,930	$—
Sale and Leaseback Agreements	137,802	114,837

Total borrowings	323,732	114,837

Less: current portion, net	(55,434)	(11,940)
Less: deferred finance costs, net	(3,075)	(1,196)

Total long-term borrowings	$265,223	$101,701

Secured Credit Facilities

Hamburg Commercial Bank AG

In December 2021, the Group entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of $101,750, for the refinancing of seven dry bulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus a margin, which ranged from 3.25% per annum to 4.50% per annum. In March 2022, the Group prepaid an amount of $10,380 and one dry bulk vessel was released. The remaining loan balance of $91,345 was repayable in eight quarterly installments of $3,915, beginning three months from the date of the initial drawdown, with a final balloon payment of $60,027 on the last repayment date. The loan facility required compliance with certain covenants, as described below. As of June 30, 2022, the outstanding balance under this facility was $87,430.

As of September 8, 2022, the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction. For further information see Note 11 “Subsequent Events” in the condensed combined financial statements.

F-10

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Credit Agricole CIB/ BNP Paribas

In December 2021, the Group entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of $105,000, for the refinancing of seven dry bulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus a margin, which ranged from 2.85% per annum to 3.75% per annum. The loan was repayable in four quarterly installments of $6,500, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4,750 with a final balloon payment of $41,000 on the last repayment date. The loan facility required compliance with certain covenants, as described below. As of June 30, 2022, the outstanding balance under this facility was $98,500.

As of September 8, 2022, the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction. For further information see Note 11 “Subsequent Events” in the condensed combined financial statements.

The facilities were secured by first priority mortgages on certain of Group’ vessels and other collateral.

The credit facilities contained a number of restrictive covenants that limited Group and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Group’ vessels; changing the commercial and technical management of certain Group’ vessels; selling or changing the ownership of certain Group’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also required the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities required compliance with the covenants contained in the indentures governing the 11.25% Senior Notes due 2022 (“2022 Senior Secured Notes”) and the 9.75% Senior Notes due 2024 (“2024 Notes”). Among other events, it would have been an event of default under the credit facilities if Navios Holdings failed to maintain the financial covenants or if Angeliki Frangou and her affiliate companies owned (in the aggregate) less than 10% of the outstanding share capital of Group.

The Group’s secured credit facilities required compliance with maintenance covenants. Depending on the facility, these covenants included: (i) value-to-loan ratio covenants based on charter-free valuations, ranging from over 125% to 133%; (ii) minimum liquidity, as defined in the credit facilities, of $10,000; (iii) total debt divided by total assets, as defined in each credit facility, of 75%; and (iv) net worth, as defined in the credit facility, of $125,000.

As of June 30, 2022, the Group was in compliance with all of the covenants under each of its credit facilities.

Sale and Leaseback Agreements

In the first quarter of 2020, the Group entered into two sale and leaseback agreements of $68,000 in total, with unrelated third parties for two Capesize vessels. The Group had no purchase obligation to acquire the vessels at the end of the lease term, however, it was reasonably certain that respective purchase options would be exercised and under ASC 842-40, the transfer of the vessels were determined to be a failed sale. In accordance with ASC 842-40, the Group did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability.

The sale and leaseback agreements for the two Capesize vessels were repayable by 144 consecutive monthly payments of approximately $224 and $238 each, commencing as of January 2020 and March 2020, respectively. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $750 per vessel on the last repayment date.

In December 2021, the Group entered into four new sale and leaseback agreements of $77,000 in total, with unrelated third parties, in order to finance four dry bulk vessels. In December 2021, three of the four new sale and leaseback agreements were drawn down amounting to $58,000 in total.

Two dry bulk vessels were repayable by 96 consecutive payments of approximately $481 each, commencing as of December 2021. One dry bulk vessel was repayable by 72 consecutive monthly payments of approximately $688, commencing as of December 2021. Two of the agreements mature in the fourth quarter of 2029 and one in the fourth quarter of 2027, respectively, with a balloon payment of $3,600 each for two dry bulk vessels and $3,500 for one dry bulk vessel on the last repayment date. The fourth sale and leaseback agreement amounting to $19,000 was drawn down in January 2022, and was repayable by 84 consecutive monthly payments of approximately $643. The fourth sale and leaseback agreement matures in the first quarter of 2029 with a balloon payment of $1,000.

F-11

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

In March 2022, the Group entered into a sale and leaseback agreement to finance one dry bulk vessel. The fifth sale and leaseback agreement amounting to $12,000 was drawn down in March 2022, and was repayable by 60 consecutive monthly payments of approximately $521. The fifth sale and leaseback agreement matures in the first quarter of 2027 with a balloon payment of $1,600.

As of June 30, 2022, the outstanding balance under the sale and leaseback agreements was $137,802 in total.

In the third quarter of 2022, the Group completed the acquisition of a previously chartered-in vessel, Navios Sky. Please see also Note 11 “Leases” to the condensed combined financial statements. In the third quarter of 2022, the Group entered into a sale and leaseback agreement to finance a dry bulk vessel. The eighth sale and leaseback agreement amounting to $22,000 was drawn down in the third quarter 2022, and was repayable by 120 consecutive monthly payments of approximately $158. The eighth sale and leaseback agreement matures in the third quarter of 2032 with a balloon payment of $3,000.

The sale and leaseback agreements had no financial covenants.

As of September 8, 2022, the outstanding balances of the sale and leaseback agreements were assumed by Navios Partners pursuant to the Transaction. For further information see Note 11 “Subsequent Events” in the condensed combined financial statements.

During the six month period ended June 30, 2022, the Group paid $18,449 related to scheduled repayment installments on its secured credit facilities, and $10,380 related to prepayments of one of the Group’s credit facilities. During the six month period ended June 30, 2022, the proceeds from long term debt were $206,725 and the proceeds from the two sale and leaseback agreements were $31,000.

During the six month period ended June 30, 2021, the Group paid, $12,716 related to scheduled repayment installments under its secured credit facilities.

The annualized weighted average interest rates of the Group’s total borrowings for the six month periods ended June 30, 2022 and 2021 were 4.48% and 6.87%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Group’s outstanding as of June 30, 2022, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
June 30, 2023	$56,699
June 30, 2024	107,577
June 30, 2025	72,040
June 30, 2026	16,790
June 30, 2027	17,695
June 30, 2028 and thereafter	52,931

Total	$323,732

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed combined balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the condensed combined balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred financing costs. Three sale and leaseback agreements (which as of the date of this Report have been assigned to Navios Partners pursuant to the Transaction) are fixed rate borrowings and their fair value was determined based on quoted market prices.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the condensed combined balance sheets represents unrealized gains and losses on these securities, which are reflected in the condensed combined statements of comprehensive income.

F-12

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The estimated fair values of the Group’s financial instruments are as follows:

	June 30, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$6,818	$6,818	$224	$224
Restricted cash	$8,716	$8,716	$—	$—
Investments in available-for-sale-securities	$220	$220	$219	$219
Long-term debt, including current portion	$(320,657)	$(323,732)	$(113,641)	$(114,837)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2022
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$220	$220	$—	$—

Total	$220	$220	$—	$—

	Fair Value Measurements as of December 31, 2021
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$219	$219	$—	$—

Total	$219	$219	$—	$—

As of June 30, 2022 and December 31, 2021, there were no assets measured at fair value on a non-recurring basis.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at June 30, 2022
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$6,818	$6,818	$—	$—
Restricted cash	$8,716	$8,716	$—	$—
Investments in available-for-sale-securities	$220	$220	$—	$—
Long-term debt, including current portion(1)	$(323,732)	$—	$(323,732)	$—

	Fair Value Measurements at December 31, 2021
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$224	$224	$—	$—
Restricted cash	$—	$—	$—	$—
Investments in available-for-sale-securities	$219	$219	$—	$—
Long-term debt, including current portion(1)	$(114,837)	$—	$(114,837)	$—

(1)

The fair value of the Group’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Group’s creditworthiness.

F-13

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Group is involved in a number of legal proceedings and has various unresolved claims pending arising in the ordinary course of business. Based on currently available information and the opinion of legal counsel, management believes that the final outcome will not have a significant effect on the Group’s operating results or financial position and that no additional provisions over and above provisions already reflected in the condensed combined financial statements are required.

Guarantees:

2022 Notes

As explained in Note 1, for the purpose of the preparation of these condensed combined financial statements, the outstanding balance under the 2022 Notes has been allocated to the Group. For further information, see also Note 9 “Transactions with related parties”.

The 2022 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the subsidiaries of

Navios Holdings with the exception of Navios Maritime Finance II (US) Inc. (a co-issuer of the ship mortgage notes). The guarantees of the Group that own mortgaged vessels are senior secured guarantees.

2022 Senior Secured Notes

On November 21, 2017, Navios Holdings and its wholly-owned subsidiary, Navios Maritime Finance II (US) Inc. (together with Navios Holdings, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due in 2022. As of June 30, 2022 and December 31, 2021, the outstanding balance of the bond amounted to $90,000 and $155,000 respectively. In addition, the 2022 Senior Secured Notes are guaranteed by all of the direct and indirect subsidiaries of Navios Holdings, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Vessel Operating Expenses (management fees): Pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”) with N Shipmanagement Inc., a subsidiary of N Shipmanagement Acquisition Corp. (together with its subsidiaries, “NSM” or the “Manager”), the Manager provides commercial and technical management services to Group’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The ship management services fees provided by the Manager was a fixed rate of $3.7 per day per owned/bareboat-in vessel until August 2021, $3.8 per day per owned/bareboat-in vessel until August 2022 and $3.9 per day until the closing of the Transaction on September 8, 2022. The fee for the ship management services provided by the Manager is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement are reimbursed by Group at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Group in the event the Management Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. Total management fees for vessel operating expenses for the six month periods ended June 30, 2022 and 2021 amounted to $17,297 and $16,815, respectively and are presented under the caption “Direct vessel expenses” in the condensed combined statements of comprehensive income. During six month periods ended June 30, 2022 and 2021, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $1,656 and $165, respectively, and are presented under the caption “Direct vessel expenses” in the condensed combined statements of comprehensive income.

General and administrative expenses: Pursuant to an administrative services agreement dated August 29, 2019 (the “Administrative Services Agreement”), the Manager provides administrative services to Group. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Group in the event the Administrative Services Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. Total general and administrative expenses attributable to this agreement for the six month periods ended June 30, 2022 and 2021 amounted to $3,843 and $3,719, respectively, and are presented under the caption “General and administrative expenses” in the condensed combined statements of comprehensive income.

F-14

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Balance due to related parties: Balances due to related parties relate to amounts due to both Navios Holdings and its subsidiaries, as well as to NSM.

Amounts due to NSM as of June 30, 2022 and December 31, 2021 were $44,795 and $20,643, respectively, which consisted of management fees, administrative fees and other operating amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels and are presented under the caption “Due to related parties, net” in the condensed combined statements of financial position.

Amounts due to Navios Holdings as of June 30, 2022 and December 31, 2021 were $0 and $386,575, respectively. The balance as of December 31, 2021 mainly consisted of (i) the 2022 Notes bond balance amounted to $455,393, net of deferred finance costs of $73 and (ii) the accrued bond interest amounted to $15,432 mitigated by the restricted cash amounted to $84,250 held as cash collateral in an escrow account, concerning the release of Navios Lumen, Navios Stellar and Navios Phoenix, from the 2022 Notes. Of the outstanding amount, $196,000 is presented under the caption “Due to related parties, net” in the condensed combined statements of financial position and the remaining $190,575 under the caption “Due to related parties, net of current portion” in the condensed combined statements of financial position.

2022 Notes

On November 29, 2013, Navios Holdings and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Navios Holdings, the “Co-Issuers”) completed the sale of $650,000 of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During the six month period ended June 30, 2021, the Group repurchased $14,356 in par value of the 2022 Notes for cash consideration of $12,454 resulting in a gain on bond extinguishment of $1,873, net of deferred financing costs written-off.

In January 2022, the Company fully repaid the outstanding balance of $455,466 on the 2022 Notes using (i) $206,725 under two credit facilities with commercial banks; (ii) $77,000 under four sale and leaseback agreements; (iii) $100,000 of additional financing from NSM; and (iv) cash from operations. In addition, as of December 31, 2021, $158,873 of 2022 Notes held by the Company that had previously been pledged as collateral to NSM, were cancelled.

Guarantees:

Refer to Note 8 “Commitments and Contingencies”.

Omnibus Agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containership vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

F-15

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliate companies to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions. The right of first refusal would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliate companies to compete with Navios Containers under specified circumstances.

NOTE 10: LEASES

Operating Leases

Time charter out contracts

The Group’s contract revenues from time chartering are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts to which the Group is party did not change from previous practice.

Time charter-in and bareboat-in contracts

As of June 30, 2022, the Group had time charter-in and bareboat-in contracts whose remaining lease terms ranged from less than 0.1 years to 8.0 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. The Group will continue to recognize the lease payments for all operating leases as charter hire expense on the condensed combined statements of comprehensive income on a straight-line basis over the lease term.

Lease expenses for charter-in contracts are $30,522 and $30,343 for the periods ended June 30, 2022 and 2021, respectively and are included in the condensed combined statement of comprehensive income under the caption “Time charter, voyage and logistics business expenses”.

The table below provides the total amount of lease payments on an undiscounted basis on our charter-in contracts and office lease agreements as of June 30, 2022:

Charter-in vessels in operation
June 30, 2023	$80,620
June 30, 2024	46,554
June 30, 2025	28,277
June 30, 2026	18,960
June 30, 2027	10,680
June 30, 2028 and thereafter	25,888

Total	$210,979

Operating lease liabilities, including current portion	$162,567

Discount based on incremental borrowing rate	$48,412

As of June 30, 2022 and 2021, the weighted average remaining lease terms on our charter-in contracts (including bareboat-in contracts 4.5 and 4.9 years respectively.

Finance Leases

In the second quarter of 2022, the Group exercised the option to purchase the charter-in vessel Navios Sky. In accordance with ASC 842, the Group re-assessed the respective lease agreement and concluded the option would be accounted for as a lease modification. As of June 30, 2022, the Group recognized a finance lease asset amounting to $19,417, which is presented under the caption “Finance lease assets” and a corresponding finance lease liability, which is presented under the caption “Finance lease liabilities, current portion” and “Finance lease liabilities, net of current portion”. The corresponding interest expense of $866 on the finance lease liability for the six month period ended June 30, 2022 is included under the caption “Interest expense and finance cost, net” and the corresponding depreciation of $163 on the finance lease asset for the six month period ended June 30, 2022 is included under the caption “Depreciation and amortization”.

F-16

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

As of June 30, 2022, the Group paid an amount of $2,002 relating to the deposit for the acquisition of the Navios Sky. As of June 30, 2022, the outstanding balance under the finance lease liability was $17,285 including $130 relating to finance lease payments.

The table below provides the total amount of lease payments on our finance lease liability as of June 30, 2022:

Payment due by period
June 30, 2023	$1,900
June 30, 2024	1,900
June 30, 2025	1,900
June 30, 2026	1,900
June 30, 2027	1,900
June 30, 2028 and thereafter	7,785

Total	$17,285

NOTE 11: SUBSEQUENT EVENTS

1)

In July 2022, the Group entered into a sale and leaseback agreement amounting to $22,000 to finance a dry bulk vessel, which was drawn in the third quarter of 2022. Please see also Note 6 “Borrowings” to the condensed combined financial statements.

2)

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835,000 consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, to Navios Partners. The closing of the Transaction was subject to customary closing conditions, including receipt of certain consents required in connection with Navios Partners’ assumption of bank debt in connection with the Transaction. The closing of the Transaction was effected in two tranches. The first tranche, involving the transfer of 15 vessels, was completed on July 29, 2022. The second tranche, involving the remaining 21 vessels, was completed on September 8, 2022.

F-17

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

Report of Independent Auditors

To the Board of Directors of Navios Maritime Partners L.P.

Opinion

We have audited the accompanying combined financial statements of the Dry Bulk Group of Companies (a fleet of Navios Maritime Holdings Inc.) (the “Group”), which comprise the combined balance sheets as of December 31, 2021 and 2020, and the related combined statements of comprehensive income/(loss), of cash flows and changes in Net Parent Company Investment for the years then ended, including the related notes (collectively referred to as the “combined financial statements”).

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the combined Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

December 7, 2022

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

	Notes	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	3	$224	$3,609
Restricted cash	3	—	158
Accounts receivable, net	4	9,186	9,792
Inventories		3,052	3,335
Prepaid expenses and other current assets	5	9,986	8,599

Total current assets		22,448	25,493

Vessels, net	6	427,386	445,690
Deferred dry dock and special survey costs, net		23,467	16,289
Other long-term assets	11	35,689	35,763
Operating lease assets	13	164,267	206,590
Intangible assets other than goodwill	2, 7	44,015	46,825
Goodwill	2	56,240	56,240

Total non-current assets		751,064	807,397

Total assets		$773,512	$832,890

LIABILITIES AND NET PARENT COMPANY INVESTMENT
Current liabilities
Accounts payable	8	$6,234	$2,580
Accrued expenses and other liabilities		690	1,307
Deferred income and cash received in advance		6,703	4,479
Operating lease liabilities, current portion	13	54,490	62,695
Due to related parties, net	2,12	216,643	38,514
Current portion of long-term debt, net	9, 10	11,940	15,301

Total current liabilities		296,700	124,876

Long-term debt, net of current portion	9, 10	101,701	56,581
Due to related parties, net of current portion	2, 12	190,575	474,977
Operating lease liabilities, net of current portion	13	135,338	185,092

Total non-current liabilities		427,614	716,650

Total liabilities		724,314	841,526

Commitments and contingencies	11	—	—
Net parent company investment		49,198	(8,636)

Total liabilities and net parent company investment		$773,512	$832,890

See notes to combined financial statements

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	2	$320,973	$139,041
Time charter and voyage expenses	2	(70,581)	(70,934)
Direct vessel expenses	12	(43,185)	(35,858)
General and administrative expenses	12	(13,706)	(14,710)
Depreciation and amortization	6, 7	(25,619)	(28,941)
Allowance for credit losses	4	(1,339)	—
Interest expense and finance cost, net	2, 11, 12	(38,255)	(39,362)
Gain on bond extinguishment, net	12	2,728	11,204
Impairment losses	6, 13	—	(54,092)
Other expense, net		(2,983)	(1,041)

Income/(loss) before taxes		$128,033	$(94,693)

Income tax expense		(98)	(187)

Net income/(loss)		$127,935	$(94,880)

See notes to combined financial statements

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2021	Year Ended December 31, 2020

OPERATING ACTIVITIES:
Net income/(loss)		$127,935	$(94,880)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization		25,619	28,941
Amortization and write-off of deferred financing costs	2	1,919	1,863
Amortization of deferred drydock and special survey costs	6, 7	6,148	4,288
Allowance for credit losses	4	1,339	—
Available-for-sale securities		13	(33)
Gain on bond extinguishment, net	12	(2,728)	(11,204)
Income tax expense		98	187
Impairment losses	6, 13	—	54,092
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable		(733)	769
Decrease /(increase) in inventories		283	(1,037)
(Increase)/decrease in prepaid expenses and other assets		(14)	409
Increase/(decrease) in accounts payable		3,654	(82)
(Decrease)/increase in accrued expenses and other liabilities		(715)	622
Decrease in operating lease liabilities, net		(15,636)	(1,754)
(Decrease)/increase in due to related parties, net		(2,438)	24,975
Increase in deferred income and cash received in advance		2,224	2,944
Payments for drydock and special survey costs	12	(13,326)	(11,103)

Net cash provided by/(used in) operating activities		133,642	(1,003)

INVESTING ACTIVITIES:
Acquisition of/additions to vessels	4	(4,505)	(96,465)
Deposit for option to acquire vessels		—	(2,099)

Net cash used in investing activities		(4,505)	(98,564)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	9	(16,043)	(6,596)
Proceeds from long-term debt	9	58,000	68,000
Debt issuance costs		(1,698)	(1,138)
Net transfers (to)/from parent company		(70,101)	45,221
Net debt repayments to related parties	12	(102,838)	(9,443)

Net cash (used in)/provided by financing activities		(132,680)	96,044

Decrease in cash and cash equivalents and restricted cash		(3,543)	(3,523)

Cash and cash equivalents and restricted cash, beginning of period		3,767	7,290

Cash and cash equivalents and restricted cash, end of period	3	$224	$3,767

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$37,065	$38,540
Cash paid for income taxes		$260	$186
Acquisition of/additions to vessels		$—	$(986)

See notes to combined financial statements

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

COMBINED STATEMENTS OF CHANGES IN NET PARENT COMPANY INVESTMENT

(Expressed in thousands of U.S. dollars

Net Parent Company Investment
Balance December 31, 2019	$39,973
Net loss	(94,880)
Net transactions with parent	46,271

Balance December 31, 2020	$(8,636)
Net income	127,935
Net transactions with parent	(70,101)

Balance December 31, 2021	$49,198

See notes to combined financial statements

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 1: DESCRIPTION OF BUSINESS

On July 26, 2022, Navios Maritime Holdings Inc. (“Navios Holdings” or “Parent”) agreed to sell its 36-vessel dry bulk fleet, of which 25 are owned (including five bareboat-in vessels) and 11 are chartered-in under long-term charters (the “Dry Bulk Group”), for an aggregate consideration of $835,000 consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing (the “Transaction”), to Navios Maritime Partners L.P. (“Navios Partners”). The financial information of the 36-vessels dry bulk fleet combined in these financial statements shall hereafter be referred to as the “Combined Dry Bulk Group” or “Group”. Prior to the Transaction, Navios Holdings was a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

For further information see Note 14 “Subsequent Events” in the combined financial statements.

These accompanying combined financial statements present, on a historical cost basis, the combined assets, liabilities, revenues and expenses of the Combined Dry Bulk Group, consisting of a fleet of 36-vessels of Navios Holdings, as of December 31, 2021 and 2020, on the basis of common control.

The Combined Dry Bulk Group consists of the following entities:

Country of
Group Name	Nature	Incorporation	2021	2020
Navios International Inc.	Operating Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Group	Luxembourg	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Group/ Vessel Owning	Belgium	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Group	Liberia	1/1 - 12/31	1/1 - 12/31
Vernazza Shiptrade Inc.	Operating Group	Marshall Is.	1/1 - 12/31	9/25 - 12/31
Faith Marine Ltd.	Vessel Owning Group	Liberia	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Group	Panama	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Roselite Shipping Corporation	Operating Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Thalassa Marine S.A.	Operating Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Asteroid Shipping S.A.	Operating Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Cloud Atlas Marine S.A.	Operating Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Rider Shipmanagement Inc.	Operating Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Talia Shiptrade S.A.	Operating Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Opal Shipping Corporation	Vessel Owning Group	Marshall Is.	06/30 - 12/31	—
Highbird Management Inc.	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Moonstone Shipping Corporation	Vessel Owning Group	Marshall Is.	06/30 - 12/31	—
NAV Holdings Limited	Sub Holding Group	Malta	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Group	Marshall Is.	1/1 - 12/31	1/1 - 12/31

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of presentation: The accompanying combined financial statements include the accounts of all of the Combined Dry Bulk Group. The Group is combined on the basis of common control.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The Group has historically operated as part of the Parent’s dry-bulk segment and not as a stand-alone Group. Consequently, stand-alone financial statements have not historically been prepared for the Group. The accompanying combined financial statements of the Group have been prepared on a carve-out basis from the Parent’s historical combined financial statements and accounting records and are presented on a stand-alone basis as if the Groups’ operations had been conducted independently from Navios Holdings. All intercompany receivable and payable balances between our Parent and the Group, which are expected to be settled, are reflected in the combined balance sheets as due to related parties, net. All significant intercompany accounts and transactions within the Group have been eliminated in the accompanying combined financial statements. All other intercompany activity identified for inclusion within the combined financial statements, either through specific identification or allocation to the Group, is deemed to be equity contribution by our Parent. The combined financial statements include the historical results of operations, financial position and cash flows of the Group in accordance with accounting principles generally accepted (“GAAP”) in the United States of America (“U.S.”), collectively (“U.S. GAAP”). The operations comprising the Group are in various legal entities, owned 100% by the Parent. Accordingly, Navios Holdings’ net investment in these operations is shown in lieu of stockholder’s equity in the combined financial statements.

The combined statements of operations include all revenues and expenses directly attributable to the Combined Dry Bulk Group, as well as an allocation of corporate expenses incurred by our Parent on the Group’s behalf.

The combined financial statements include all assets and liabilities that contractually reside within the Group. Assets and liabilities of the Parent and its wholly owned subsidiaries were included in the combined financial statements to the extent the asset and liability are related to the Group. As Navios Holdings and its subsidiaries record certain transactions at the legal entity level for which discrete information was not available, allocation methodologies were applied to certain accounts to allocate amounts to the Group related to the following financial statement items:

•

Debt, interest expense and finance costs, net: The debt of the Group includes third party debt entered into by the Group, as well third-party debt incurred by our Parent that is directly attributable to the Group. More particularly, the outstanding balance under the 7.375% First Priority Ship Mortgage Notes (the “2022 Notes”) has been allocated to the Group for the years presented, and is presented under the captions “Due to related parties, net” and “Due to related parties, net of current portion” in the combined balance sheets. Interest expense has been allocated to the Group to correspond to the amount of debt incurred by the Parent on its behalf. Any transaction costs, net and interest associated with the debt were also assigned. Our Parent’s remaining third-party debt and related interest have not been allocated to the Group for any of the years presented as our Parent’s borrowings are primarily for corporate cash purposes not directly attributable to the Group. For further information, please see also Note 9 “Borrowings” and Note 12 “Transactions with Related Parties”.

•

General and administrative expenses: Following the sale of the ship management division in 2019, the general and administrative expenses have been adjusted to reflect the proportion of such expenses that would be required for the Group to operate based on the respective administrative services agreement (“Administrative Services Agreement”) dated August 29, 2019. In addition, general and administrative expenses for the periods presented were also adjusted to include certain non-allocable costs such as legal and audit fees, directors’ compensation and other general and administrative expenses based on the direct usage of such services by the Group.

The Group is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. The cash and cash equivalents balances include only those balances held in bank accounts over which the carve-out entities have legal ownership. Debt allocated to the Group consists of third party debt issued by the carve-out entities (bank loans and finance liabilities under sale and lease back arrangements), and the 2022 Notes.

Management believes these allocations reasonably present the financial position and results of operations of the Group. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred had the Group operated on a standalone basis during the periods presented and may not reflect our results of operations, financial position and cash flows during the periods presented. Actual costs that would have been incurred if we had operated on a standalone basis would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

(b)

Use of estimates: The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives and residual values for tangible assets and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The spread of the COVID-19 pandemic, which has been declared a pandemic by the World Health Organization, in 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, including due to decreased demand for global seaborne dry bulk trade and charter rates, the extent of which will depend largely on future developments. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods. Actual results could differ from those estimates under different assumptions and/or conditions.

(c)

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(d)

Restricted Cash: As of December 31, 2021 and 2020, restricted cash included $0 and $158, respectively, which related to amounts held in retention accounts as required by certain of Group credit facilities. As of December 31, 2021, within “Due to related parties, net” is included an amount of $84,250 as cash collateral in an escrow account, concerning the release of Navios Lumen, Navios Stellar and Navios Phoenix, from the 2022 Notes. Please see also Note 12 “Transactions with Related Parties”.

(e)

Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of an allowance for credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for credit losses.

On January 1, 2020, the Group adopted Topic 326 “Financial Instruments—Credit Losses. Measurement of Credit Losses on Financial Instruments” using the modified retrospective approach. This standard amends the accounting for credit losses on available-for-sale debt securities, purchased financial assets with credit deterioration and clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842 “Leases”. In addition, this standard requires the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and current expectations of future economic conditions based on reasonable and supportable forecasts. This new guidance did not have a material impact on the Group’s combined financial statements, as the majority of its Accounts receivable, net relates to receivables arising from operating leases and are scoped out of the new standard. As a result of the adoption of this standard, there was no cumulative impact to the Group’s accumulated deficit at January 1, 2020.

(f)

Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants, bunkers (when applicable) and stock provisions on board of the vessels, are valued at cost as determined on the first-in, first-out basis.

(h)

Vessels, net: Dry bulk vessels acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the Group would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying combined statements of comprehensive income/(loss).

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the vessels and other fixed assets, after considering the estimated residual value.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Management estimates the residual values of the Group’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the residual values of the Group’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Group’s vessels.

Management estimates the useful life of its dry bulk vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)

Impairment of Long Lived Assets: Vessels held and used by the Group are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Group’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is determined as the difference between the carrying value and the fair value.

The Group determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, the unamortized portion of ballast water treatment system and the unamortized portion of other capitalized items, if any related to the vessel or the carrying value of deposits for newbuildings. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment. In step two of the impairment assessment, the Group determines the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations performed on an individual vessel basis.

As of December 31, 2021, the Group considered various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, and concluded that no events and circumstances occurred, which could trigger the existence of potential impairment of the Group’s vessels. As a result, no step one of impairment assessment was performed as of December 31, 2021.

During the fourth quarter of fiscal year 2020, management concluded that events occurred, and circumstances had changed, which indicated that potential impairment of the Group’s long-lived assets could exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Group determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to the vessel. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Group’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, management fees for vessel operating expenses fixed until 2021 and thereafter assuming an annual increase of 3.0% every second year and a utilization rate of 99.3% based on the fleet’s historical performance.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two of our dry-bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value for such vessels. As a result, the Group recorded an impairment loss of $52,820 for the two dry-bulk vessels, representing the difference between the fair value and the vessels’ carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to these vessels. The impairment is presented under the caption “Impairment losses” in the combined statements of comprehensive income/(loss).

(j)

Deferred Drydock and Special Survey Costs: The Group’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained (in rare cases) and under certain other conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2021 and 2020 the amortization of deferred drydock and special survey costs was $6,148 and $4,288, respectively.

(k)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs for each of the years ended December 31, 2021 and 2020 were $1,919 and $1,863, respectively.

(l)	Goodwill and Other Intangibles

Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually. Goodwill was derived from the purchase price allocation performed at the level of the Parent company during its formation in 2005 and acquisition of Kleimar N.V. in 2007. Goodwill allocated, concerns goodwill recognized by the Parent that directly relates to the Combined Dry Bulk Group. No additions or changes in goodwill during 2021 or 2020 have occurred.

The Group evaluates impairment of goodwill using a single step process following the adoption of ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)” as of January 1, 2020. The aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Group determines the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. Goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.

As of December 31, 2021, the Group performed the impairment test for the Combined Dry Bulk Group, which, is allocated goodwill of $56,240. The impairment test revealed that the fair value of the Combined Dry Bulk Group exceeded its carrying amount.

The fair value of the Dry Bulk Vessel Group reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Group used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Group’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average of historical one-year time-charter rates). The Group believes this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Group’s cost of equity and debt, optimal capital structure and risk factors specific to the Group. The market approach estimated the fair value of the Group’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Group utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying amount.

No impairment loss was recorded for any of the periods presented for the Combined Dry Bulk Group.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Intangible Other Than Goodwill: The Group’s intangible asset consists of the Parent’s trade name. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a Group would have to pay in an arm’s length transaction to use that trade name and derived from the purchase price allocation performed at the level of the Parent company during its formation in 2005. The trade name is amortized under the straight-line method over 32 years.

The Group reviews its trade name periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Trade name would be considered impaired if their carrying value is not recovered from the future undiscounted cash flows associated with the asset (step one). Measurement of the impairment loss is determined as the difference between the carrying amount and the fair value of the trade name. The Group determines the fair value of its trade name based on management estimates and assumptions by making use of available market data. In evaluating carrying values of intangible assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

As of December 31, 2021, the Group concluded that no events and circumstances occurred that could trigger the existence of potential impairment of the Group’s trade name. As a result, step one of impairment assessment was not required as of December 31, 2021.

During the fourth quarter of fiscal year 2020, management concluded that certain events occurred and circumstances had changed indicating a potential impairment of the Group’s trade name. These changes in events and circumstances included continued volatility in the spot market, and the impact of the current dry bulk sector on management’s expectation for future revenues. As a result, an impairment assessment for trade name (step one) was performed.

The significant factors and assumptions the Group used in the undiscounted cash flow analysis of its trade name included: revenue assumptions, specifically the future cash flows were determined by considering the charter revenues of the Dry Bulk Vessel Group from existing time charters for the fixed fleet days (the Group’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates) and the respective “relief from royalty” rate applied to the future cash flows of the Dry Bulk Vessel Group.

No impairment loss was recorded for the Group’s allocated intangible asset as of December 31, 2021 and 2020.

(m)

Foreign Currency Translation: The Group’s functional and reporting currency is the U.S. dollar. The Group engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Group’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact nominal operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S.-dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive income/(loss). The foreign currency gains/(losses) recognized under the caption “Other expenses, net” in the combined statements of comprehensive income/(loss) for each of the years ended December 31, 2021 and 2020, were not material for any of these periods.

(n)

Provisions and loss contingencies: In the ordinary course of its business, the Group, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements, the likelihood of loss was probable, and the loss amount can be reasonably estimated. If the Group has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Group will provide for the lower amount within the range. For further information on estimating contingent losses, see Note 11 “Commitments and Contingencies” in the combined financial statements.

The Group participates in Protection and Indemnity (“P&I”) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the P&I clubs.

Provision for losses subject to claims was provided for in the period in which estimated losses on vessels under time charter losses were determined. As of both December 31, 2021 and 2020, the balance for this provision was $0.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(o)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recognized when (or as) the Group transfers promised goods or services to its customers in amounts that reflect the consideration to which the Group expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Group satisfies its contractual obligations and transfers control of the promised goods or services to its customers.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Group performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Group satisfies each performance obligation.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Group and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

The Group recognizes revenue ratably from the vessel’s arrival at the loading port, as set forth in the applicable contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenues from time-chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements as service is performed. However, for loss generating time charters, the loss is recognized in the period during which the loss is generated. A time-charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Charters for periods of less than three months are referred to as spot-charters. Charters for periods of three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. For time-charters, the owner of the vessel typically pays the vessel’s operating costs, such as crews, maintenance and insurance.

Expenses related to our revenue-generating contracts are recognized as incurred.

The following tables reflect the revenue earned per category for the years ended December 31, 2021 and 2020:

	Year Ended December 31, 2021	Year Ended December 31, 2020
COA/Voyage revenue	$19,117	$6,573
Time chartering revenue	$300,957	$132,358
Other	$899	$110

Total	$320,973	$139,041

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, allowance for credit losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses. In the transition to ASC 842, the operating lease assets were adjusted for the carrying amount of the liability regarding the allowance for credit losses on time charters and voyages in progress on that date.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Direct Vessel Expenses: Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs, net of related party management fees for vessel operating expenses. Pursuant to a management agreement dated August 29, 2019, the Manager provides commercial and technical management services to Group’ vessels. The ship management services fees provided by the Manager was a fixed rate of $3.7 per day per owned/bareboat-in vessel until August 2021, $3.8 per day per owned/bareboat-in vessel until August 2022 and $3.9 per day until the closing of the Transaction on September 8, 2022. The fee for the ship management services provided by the Manager is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement will be reimbursed by the Group at cost. The Management Agreement also provides that the Group pay a termination fee equal to the fees charged for the full calendar year preceding the termination date in the event the Management Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. Total management fees for vessel operating expenses for the years ended December 31, 2021 and 2020 amounted to $34,234 and $31,458, respectively and are presented under the caption “Direct vessel expenses” in the combined statements of comprehensive income/(loss).

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned.

These amounts are recognized as revenue over the voyage or charter period.

Administrative fee to affiliate companies: Pursuant to an administrative services agreement dated August 29, 2019, the Manager provides administrative services to Group. Administrative services included: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Group in the event the Administrative Services Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. Total general and administrative expenses attributable to this agreement for the years ended December 31, 2021 and 2020 amounted to $7,777 and $6,472, respectively, and are presented under the caption “General and administrative expenses” in the combined statements of comprehensive income/(loss).

(p)

Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, account receivables and payables, other current assets and other liabilities, long-term debt, capital leases and available-for-sale securities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: The Group’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit Risk: The Group closely monitors its exposure to customers and counterparties for credit risk. The Group has entered into the Management Agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to the Group. When negotiating on behalf of the Groups’ various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Liquidity Risk: Prudent liquidity risk management involves maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are converted into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the combined statements of comprehensive income/(loss).

(q)

Leases: Leases where the Group acts as the lessor are classified as either operating or sales-type / direct financing leases. In cases of lease agreements where the Group acts as the lessor under an operating lease, the Group keeps the underlying asset on the combined balance sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Group acts as the lessor under a sales-type / direct financing lease, the Group derecognizes the underlying asset and records a gross investment in the lease.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

For charters classified as operating leases where the Group is deemed the lessor, refer to Note 2(o) “Summary of Significant Accounting Policies -Revenue and Expense Recognition” to the combined financial statements. The Group acts as a lessor under operating leases in connection with all of its charter out arrangements.

In cases of lease agreements where the Group acts as lessee, the Group recognizes an operating lease asset and a corresponding lease liability on the combined balance sheet. For charters classified as operating leases where the Group is or is deemed the lessee, the expense is recognized on a straight-line basis over the rental periods of such charter agreements. The expense is included under the caption “Time charter, voyage and logistics business expenses”. During the transition to ASC 842, the operating leases assets were adjusted for the carrying amount of the straight-line liabilities on that date.

In cases of sale and leaseback agreements, if the transfer of the asset to the lessor does not qualify as a sale, then the agreement constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset.

Impairment of operating lease assets: Operating lease assets used by the Group are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is determined as the difference between the carrying value and the fair value of the asset group. The Group determines the fair value of its assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest (asset group). If the step two of the impairment analysis is required, the analysis includes the use of discounted cash flows which includes various assumptions, including the Group’s WACC.

If management determines that step two of the impairment analysis is required for any of our asset groups, a discounted cash flow analysis using the Group’s WACC is performed. The WACC is based on externally observable data considering market participants’ and the Group’s cost of equity and debt, optimal capital structure and risk factors specific to the Group. Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment.

As of December 31, 2021, the Group concluded that no events or circumstances occurred that would trigger the existence of potential impairment of its operating lease assets. As a result, no step-one impairment assessment was performed as of December 31, 2021.

During the fourth quarter of fiscal year 2020, management concluded that events occurred, and certain circumstances had changed, such that potential impairment of the Group’s operating lease assets could exist. These events and circumstances included continued volatility in the spot market, the impact of such volatility on the current dry bulk sector, and the resulting effect on management’s expectation for future revenues. As a result, an impairment assessment of operating lease assets (step one) was performed. The Group determined undiscounted projected net operating cash flows for each charter-in and bareboat-in vessel and compared those cash flows to each operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest.

Factors and assumptions used in the undiscounted projected net operating cash flow analysis included a determination of the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed-fleet days (the Group’s remaining charter agreement rates), an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat-in vessels), and management fees for vessel operating expenses in accordance with the terms of the Management Agreement. The determination process assumed an annual increase of 3.0% every second year for the bareboat-in vessels.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for one asset group, which involved a discounted cash flow analysis using the Group’s WACC. As a result, the Group recorded an impairment loss of $1,272, representing the difference between the fair value of the operating lease asset and its carrying value. The impairment loss is presented under the caption “Impairment losses” in the combined statements of comprehensive income/(loss).

(r)

Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Group performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(s)

Taxes: The Republic of the Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of the Republic of the Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of Navios Holdings and its subsidiaries and the vessels’ registration, the Group is subject to registration and tonnage taxes in the accompanying combined statements of comprehensive income/(loss).

In accordance with the currently applicable Greek law, ship owning companies of foreign-flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece. The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign-flagged vessel outside Greece.

In Belgium, taxation on ocean shipping is based on the tonnage of the sea-going vessels from which the profit is obtained (“tonnage tax”).

(t)	Recent Accounting Pronouncements

Adoption of new accounting pronouncements

In July 2021, the FASB issued ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”). The guidance in ASU 2021-05 amends the lease classification requirements for the lessors under certain leases containing variable payments to align with practice under ASC 840. The lessor should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1) the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC 842-10-25-2 through 25-3; and 2) the lessor would have otherwise recognized a day-one loss. The amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021. The adoption of this ASU on January 1, 2022 did not have a material impact on the Group’s combined financial statements.

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU 2020-4 was effective for the Group beginning on March 12, 2020. As of December 31, 2021, the Group has not made any contract modification to replace the reference rate in any of its agreements and had evaluated that there was no impact to its combined financial statements.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2021	December 31, 2020
Cash on hand and at banks	$224	$3,609
Restricted cash	—	158

Cash and cash equivalents and restricted cash	$224	$3,767

The bank accounts are legally owned by the entities referenced in Note 1.

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months and are included in the combined balance sheets under the caption “Cash and cash equivalents”.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Group does maintain cash deposits and equivalents in excess of government provided insurance limits. Group reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

As of December 31, 2021 and 2020, restricted cash included $0 and $158, respectively, which related to amounts held in retention accounts as required by certain of Group credit facilities.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$21,849	$21,116
Less: Allowance for credit losses	(12,663)	(11,324)

Accounts receivable, net	$9,186	$9,792

Financial instruments that potentially subject the Group to concentrations of credit risk are accounts receivable. The Group does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2021	December 31, 2020
Prepaid voyage and operating costs	$1,960	$1,898
Claims receivable	6,427	6,330
Other	1,599	371

Total prepaid expenses and other current assets	$9,986	$8,599

Claims receivable mainly represents claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts including off-hires. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Group. All amounts are shown net of applicable deductibles.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 6: VESSELS, NET

Vessels, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2019	$585,987	$(158,805)	$427,182
Vessel acquisition	96,678	(2,824)	93,854
Additions	773	(23,299)	(22,526)
Impairment loss	(120,037)	67,217	(52,820)

Balance December 31, 2020	$563,401	$(117,711)	$445,690
Additions	4,505	(22,809)	(18,304)

Balance December 31, 2021	$567,906	$(140,520)	$427,386

Impairment Losses

During the fourth quarter of the year ended December 31, 2020, the Group recorded an impairment loss of $52,820 for two of its dry bulk vessels. No impairment loss was recorded as of December 31, 2021.

Vessel Acquisitions

In June 2020, following the liquidation of Navios Europe II, the Group acquired the Jupiter N and the Rainbow N, two 2011-built Panamax vessels of 93,062 dwt and 79,642 dwt, respectively, for an acquisition cost of $24,883 in total plus working capital adjustments.

In March 2020, the Group acquired from an unrelated third party, a previously charter-in vessel, the Navios Corali, a 2015-built Capesize vessel of 181,249 dwt, for a total acquisition cost of $36,684, which was paid in cash.

In January 2020, the Group acquired from an unrelated third party, a previously charter-in vessel, the Navios Canary, a 2015-built Capesize vessel of 180,528 dwt, for a total acquisition cost of $35,111, which was paid in cash.

On July 29, 2022 and September 8, 2022, the Group completed the sale of 15 and 21 vessels, respectively, to Navios Partners, for an aggregate consideration of $835,000. For further information see Note 14 “Subsequent Events” in the combined financial statements.

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	December 31, 2021	December 31, 2020
Acquisition cost	$90,000	$90,000
Accumulated amortization	(45,985)	(43,175)

Total intangible assets net book value	$44,015	$46,825

Amortization expense for the years ended December 31, 2021 and 2020 amounted to $2,810 and 2,818 respectively, are presented under the caption “Depreciation and amortization” in the combined statements of comprehensive income/(loss).

The remaining aggregate amortization of acquired intangibles as of December 31, 2021 will be as follows:

Period
Year One	$2,811
Year Two	2,811
Year Three	2,811
Year Four	2,818
Year Five	2,811
Thereafter	29,953

Total	$44,015

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 8: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Creditors	$3,944	$1,006
Brokers	2,214	1,532
Professional and legal fees	76	42

Total accounts payable	$6,234	$2,580

NOTE 9: BORROWINGS

Borrowings, as of December 31, 2021 and December 31, 2020, consisted of the following:

Facility	December 31, 2021	December 31, 2020
Secured Credit Facilities	$—	$9,945
Sale and Leaseback Agreements	114,837	62,934

Total borrowings	114,837	72,879

Less: current portion, net	(11,940)	(15,301)
Less: deferred finance costs, net	(1,196)	(997)

Total long-term borrowings	$101,701	$56,581

Secured Credit Facilities

During the year ended December 31, 2021, the Group repaid $9,945 of debt, being the outstanding loan balance with Hamburg Commercial Bank AG.

As of December 31, 2021, the Group had no secured bank credit facilities following the full repayment.

Hamburg Commercial Bank AG Facility: On May 23, 2017, the Group entered into a facility agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of up to $15,300 in order to partially refinance the existing facility. The facility was repayable in three quarterly equal installments of $383, with a final balloon payment of $8,798 on the last payment date. The loan bore interest at a rate of LIBOR plus 300 basis points. In the first quarter of 2021, the facility was repaid in full and there was no outstanding balance as of December 31, 2021.

Hamburg Commercial Bank AG: In December 2021, the Group entered into a loan agreement with HCOB for an amount of $101,750, for the refinancing of seven drybulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus margin ranging from 3.25% per annum to 4.50% per annum. In March 2022, Navios Holdings prepaid an amount of $10,380 and one dry bulk vessel was released. The remaining loan balance of $91,345 was repayable in eight quarterly installments of $3,915, beginning three months from the date of the initial drawdown, with a final balloon payment of $60,027 on the last repayment date. The loan facility requires compliance with certain covenants, as described below.

As of September 8, 2022, the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction. For further information see Note 14 “Subsequent Events” in the combined financial statements.

Credit Agricole CIB/ BNP Paribas: In December 2021, the Group entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of $105,000, for the refinancing of seven drybulk vessels. On January 5, 2022, the amount under this facility was fully drawn. The loan bore interest at a rate of LIBOR plus margin ranging from 2.85% per annum to 3.75% per annum. The loan was repayable in four quarterly installments of $6,500, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4,750 with a final balloon payment of $41,000 on the last repayment date. The loan facility requires compliance with certain covenants, as described below.

As of September 8, 2022, the outstanding balance of the secured credit facility was assumed by Navios Partners pursuant to the Transaction. For further information see Note 14 “Subsequent Events” in the combined financial statements.

The facilities are secured by first priority mortgages on certain of Group’ vessels and other collateral.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The credit facilities contained a number of restrictive covenants that limited Group and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Group’ vessels; changing the commercial and technical management of certain Group’ vessels; selling or changing the ownership of certain Group’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also required the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities required compliance with the covenants contained in the indentures governing the 11.25% Senior Notes due 2022 (“2022 Senior Secured Notes”) and the 9.75% Senior Notes due 2024 (“2024 Notes”). Among other events, it would have been an event of default under the credit facilities if Navios Holdings failed to maintain the financial covenants or if Angeliki Frangou and her affiliate companies owned (in the aggregate) less than 10% of the outstanding share capital of Group.

The Group’s secured credit facilities, which were drawn in January 2022, require compliance with maintenance covenants. Depending on the facility, these covenants include: (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 125% to 133%, (ii) minimum liquidity up to a maximum of $10,000, (iii) total debt divided by total assets, as defined in each credit facility, of 75%; and (iv) net worth, as defined in the credit facility, of $125,000.

Sale and Leaseback Agreements

In the first quarter of 2020, the Group entered into two sale and leaseback agreements of $68,000 in total, with unrelated third parties for two Capesize vessels. The Group had no purchase obligation to acquire the vessels at the end of the lease term, however, it was reasonably certain that respective purchase options would be exercised and under ASC 842-40, the transfer of the vessels were determined to be a failed sale. In accordance with ASC 842-40, the Group did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability.

The sale and leaseback agreements for the two Capesize vessels were repayable by 144 consecutive monthly payments of approximately $224 and $238 each, commencing as of January 2020 and March 2020, respectively. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $750 per vessel on the last repayment date.

In December 2021, the Group entered into four new sale and leaseback agreements of $77,000 in total, with unrelated third parties, in order to finance four dry bulk vessels. In December 2021, three of the four new sale and leaseback agreements were drawn down amounting to $58,000 in total.

Two dry bulk vessels are repayable by 96 consecutive payments of approximately $481 each, commencing as of December 2021. One dry bulk vessel is repayable by 72 consecutive monthly payments of approximately $688, commencing as of December 2021. Two of the agreements mature in the fourth quarter of 2029 and one in the fourth quarter of 2027, respectively, with a balloon payment of $3,600 each for two dry bulk vessels and $3,500 for one dry bulk vessel on the last repayment date.

As of December 31, 2021, the outstanding balance under the sale and leaseback agreements was $114,837 in total.

The fourth sale and leaseback agreement amounting to $19,000 was drawn down in January, 2022, and is repayable by 84 consecutive monthly payments of approximately $643. The fourth sale and sale and leaseback agreement matures in the first quarter of 2029 with a balloon payment of $1,000.

In March 2022, the Group entered into a sale and leaseback agreement to finance one dry bulk vessel. The fifth sale and leaseback agreement amounting to $12,000 was drawn down in March 2022, and is repayable by 60 consecutive monthly payments of approximately $521. The fifth sale and leaseback agreement matures in the first quarter of 2027 with a balloon payment of $1,600.

In the third quarter of 2022, the Group completed the acquisition of a previously chartered-in vessel, Navios Sky. In the third quarter of 2022, the Group entered into a sale and leaseback agreement to finance a dry bulk vessel. The eighth sale and leaseback agreement amounting to $22,000 was drawn down in the third quarter 2022, and was repayable by 120 consecutive monthly payments of approximately $158. The eighth sale and leaseback agreement matures in the third quarter of 2032 with a balloon payment of $3,000.

The sale and leaseback agreements had no financial covenants.

As of September 8, 2022, the outstanding balances of the sale and leaseback agreements were assumed by Navios Partners pursuant to the Transaction. For further information see Note 14 “Subsequent Events” in the combined financial statements.

During the year ended December 31, 2021, the Group in relation to its secured credit facilities paid $6,097 related to scheduled repayment installments and $9,945 related to the prepayment of one of Group’s credit facilities. During the year ended December 31, 2021, the proceeds from the three sale and leaseback agreements were $58,000.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

During the year ended December 31, 2020, the Group in relation to its secured credit facilities paid $6,596 related to scheduled repayment installments of Group’s credit facilities. During the year ended December 31, 2020, the proceeds from the two sale and leaseback agreements were $68,000.

The annualized weighted average interest rates of the Group’s total borrowings for the years ended December 31, 2021 and 2020 were 6.86% and 6.89%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Group’s outstanding as of December 31, 2021, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
2022	$12,139
2023	12,139
2024	12,150
2025	12,139
2026	12,139
2027 and thereafter	54,131

Total	$114,837

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the combined balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the combined balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred financing costs. The 2022 Notes (which as of the date of this Report have been repaid in full) and two sale and leaseback agreements (which as of the date of this Report have been assigned to Navios Partners pursuant to the Transaction) are fixed rate borrowings and their fair value was determined based on quoted market prices.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the combined balance sheets represents unrealized gains and losses on these securities, which are reflected in the combined statements of comprehensive income/(loss).

The estimated fair values of the Group’s financial instruments are as follows:

	December 31, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$224	$224	$3,609	$3,609
Restricted cash	$—	$—	$158	$158
Investments in available-for-sale-securities	$219	$219	$232	$232
Long-term debt, including current portion	$(113,641)	$(114,837)	$(71,882)	$(72,879)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2021
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$219	$219	$—	$—

Total	$219	$219	$—	$—

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Fair Value Measurements as of December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$232	$232	$—	$—

Total	$232	$232	$—	$—

As of December 31, 2021, there were no assets measured at fair value on a non-recurring basis.

As of December 31, 2020, the Group’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, net	$31,410	$—	$31,410	$—
Operating lease assets	$9,570	$—	$9,570	$—

Total	$40,980	$—	$40,980	$—

The Group recorded an impairment loss of $52,820 during the year ended December 31, 2020 for two of its vessels, the fair value of which is measured at $31,410, as at December 31, 2020.

The Group recorded an impairment loss of $1,272 during the year ended December 31, 2020 for one of its charter-in vessels, the fair value of which is measured at $9,570, as at December 31, 2020.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2021
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$224	$224	$—	$—
Restricted cash	$—	$—	$—	$—
Investments in available-for-sale-securities	$219	$219	$—	$—
Long-term debt, including current portion(1)	$(114,837)	$—	$(114,837)	$—

	Fair Value Measurements at December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$3,609	$3,609	$—	$—
Restricted cash	$158	$158	$—	$—
Investments in available-for-sale-securities	$232	$232	$—	$—
Long-term debt, including current portion(1)	$(72,879)	$—	$(72,879)	$—

(1)

The fair value of the Group’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Group’s creditworthiness.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 11: COMMITMENTS AND CONTINGENCIES

In December 2017, the Group agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020, the Group took delivery of the Navios Galaxy II. The Group has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2019. As of both December 31, 2021 and 2020, the total amount of $6,704, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, the Group agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019, the Group took delivery of the Navios Herakles I. On November 28, 2019, the Group took delivery of the Navios Uranus. The Group has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $8,340 was paid during the year ended December 31, 2018 and the remaining $2,800 was paid during the year ended December 31, 2019. As of both December 31, 2021 and 2020, the total amount of $14,070, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, the Group agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020, the Group took delivery of the Navios Felicity I. The Group has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel, of which $2,795 was paid during the year ended December 31, 2018 and the remaining $2,795 was paid during the year ended December 31, 2019. As of both December 31, 2021 and 2020, the total amount of $7,193, including expenses and interest, is presented under the caption “Other long-term assets”.

In October 2018, the Group agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, the Group took delivery of the Navios Magellan II. The Group has agreed to pay in total $5,820, representing a deposit for the option to acquire this vessel, of which $2,910 was paid during the year ended December 31, 2018 and the remaining $2,910 was paid during the year ended December 31, 2019. As of both December 31, 2021 and 2020, the total amount of $7,506, including expenses and interest, is presented under the caption “Other long-term assets”.

The Group is involved in a number of legal proceedings and has various unresolved claims pending arising in the ordinary course of business. Based on currently available information and the opinion of legal counsel, management believes that the final outcome will not have a significant effect on the Group’s operating results or financial position and that no additional provisions over and above provisions already reflected in the combined financial statements are required.

Guarantees:

2022 Notes

As explained in Note 1, for the purpose of the preparation of these combined financial statements, the outstanding balance under the 2022 Notes has been allocated to the Group. For further information, see also Note 12 “Transactions with related parties”.

The 2022 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the subsidiaries of

Navios Holdings with the exception of Navios Maritime Finance II (US) Inc. (a co-issuer of the ship mortgage notes). The guarantees of the Group that own mortgaged vessels are senior secured guarantees.

2022 Senior Secured Notes

On November 21, 2017, Navios Holdings and its wholly-owned subsidiary, Navios Maritime Finance II (US) Inc. (together with Navios Holdings, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due in 2022. As of December 31, 2021 and 2020, the outstanding balance of the bond amounted to $155,000 and $305,000 respectively. In addition, the 2022 Senior Secured Notes are guaranteed by all of the direct and indirect subsidiaries of Navios Holdings, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

Vessel Operating Expenses (management fees): Pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”) with N Shipmanagement Inc., a subsidiary of N Shipmanagement Acquisition Corp. (together with its subsidiaries, “NSM” or the “Manager”), the Manager provides commercial and technical management services to Group’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The ship management services fees provided by the Manager was a fixed rate of $3.7 per day per owned/bareboat-in vessel until August 2021, $3.8 per day per owned/bareboat-in vessel until August 2022 and $3.9 per day until the closing of the Transaction on September 8, 2022. The fee for the ship management services provided by the Manager is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement are reimbursed by Group at cost. Total additions for drydocking repairs for the years ended December 31, 2021 and 2020 amounted to $13,326 and $11,103, respectively and are presented under the caption “Deferred dry dock and special survey costs, net”. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Group in the event the Management Agreement is terminated on or before August 29, 2024, upon the occurrence of certain events. Total management fees for vessel operating expenses for the years ended December 31, 2021 and 2020 amounted to $34,234 and $31,458, respectively and are presented under the caption “Direct vessel expenses” in the combined statements of comprehensive income/(loss). During the years ended December 31, 2021 and 2020, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $2,803 and $112, respectively, and are presented under the caption “Direct vessel expenses” in the combined statements of comprehensive income/(loss).

General and administrative expenses: Pursuant to an administrative services agreement dated August 29, 2019 (the “Administrative Services Agreement”), the Manager provides administrative services to Group. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Group in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the years ended December 31, 2021 and 2020 amounted to $7,777and $6,472, respectively, and are presented under the caption “General and administrative expenses” in the combined statements of comprehensive income/(loss).

Balance due to related parties, net: Balances due to related parties relate to amounts due to both Navios Holdings and its subsidiaries, as well as to NSM.

Amounts due to NSM as of December 31, 2021 and 2020 were $20,643 and $22,396, respectively, which consisted of management fees, administrative fees and other operating amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels and are presented under the caption “Due to related parties, net” in the combined statements of financial position.

Amounts due to Navios Holdings as of December 31, 2021 and 2020 were $386,575 and $491,095, respectively. The balance as of December 31, 2021 mainly consisted of (i) the 2022 Notes bond balance amounted to $455,393, net of deferred finance costs of $73 and (ii) the accrued bond interest amounted to $15,432 mitigated by the restricted cash amounted to $84,250 held as cash collateral in an escrow account, concerning the release of Navios Lumen, Navios Stellar and Navios Phoenix, from the 2022 Notes. Of the outstanding amount, $196,000 is presented under the caption “Due to related parties, net” in the combined statements of financial position and the remaining $190,575 under the caption “Due to related parties, net of current portion” in the combined statements of financial position. The balance as of December 31, 2020 mainly consisted of (i) the 2022 Notes bond balance amounted to $474,977, net of deferred finance costs of $1,845 and (ii) the accrued bond interest amounted to $16,118. Of the outstanding amount, $16,118 is presented under the caption “Due to related parties, net” in the combined statements of financial position.

2022 Notes

As explained in Note 1, for the purpose of the preparation of these combined financial statements, the outstanding balance under the 2022 Notes has been allocated to the Group.

On November 29, 2013, Navios Holdings and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with Navios Holdings, the “Co-Issuers”) completed the sale of $650,000 of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During 2020, the Group repurchased $20,782 in par value of the 2022 Notes for a cash consideration of $9,443 resulting in a gain on bond extinguishment of $11,204, net of deferred financing costs written-off. During 2021, the Company repurchased $21,356 in par value of the 2022 Notes for cash consideration of $18,588 resulting in a gain on bond extinguishment of $2,728, net of deferred financing costs written-off. After these repurchases, the remaining amount of 2022 Notes was $455,466 as at December 31, 2021.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

In January 2022, the Group fully repaid the outstanding balance of $455,466 on the 2022 Notes using (i) $206,725 under two credit facilities with commercial banks; (ii) $77,000 under four sale and leaseback agreements; (iii) $100,000 of additional financing from NSM; and (iv) cash from operations. In addition, as of December 31, 2021, $158,873 of 2022 Notes held by the Group that had previously been pledged as collateral to NSM, were cancelled.

Guarantees:

Refer to Note 11 “Commitments and Contingencies”.

Omnibus Agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containership vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliate companies to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions. The right of first refusal would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliate companies to compete with Navios Containers under specified circumstances.

NOTE 13: LEASES

Operating Leases

Time charter out contracts

The Group’s contract revenues from time chartering are governed by ASC 842.

Time charter-in and bareboat-in contracts

As of December 31, 2021, the Group had time charter-in and bareboat-in contracts whose remaining lease terms ranged from less than 0.3 years to 8.5 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. The Group will continue to recognize the lease payments for all operating leases as charter hire expense on the combined statements of comprehensive income/(loss) on a straight-line basis over the lease term.

Lease expenses for charter-in contracts are $60,499 and $65,604 for the years ended December 31, 2021 and 2020, respectively and are presented in the combined statement of comprehensive income/(loss) under the caption “Time charter, voyage and logistics business expenses”.

During the year ended December 31, 2021 and 2020, the Group recorded an impairment loss of $0 and $1,272 for one of its charter-in vessels.

COMBINED DRY BULK GROUP OF COMPANIES

A FLEET OF NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE

COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The table below provides the total amount of lease payments on an undiscounted basis on our charter-in contracts and office lease agreements as of December 31, 2021:

Charter-in vessels in operation
December 31, 2022	$68,145
December 31, 2023	55,103
December 31, 2024	39,788
December 31, 2025	19,076
December 31, 2026	15,142
December 31, 2027 and thereafter	30,793

Total	$228,047

Operating lease liabilities, including current portion	$189,828

Discount based on incremental borrowing rate	$38,219

As of December 31, 2021 and 2020, the weighted average remaining lease terms on our charter-in contracts (including bareboat-in contracts 4.7 and 5.2 years respectively.

Finance Leases

In the second quarter of 2022, the Group exercised the option to purchase the charter-in vessel Navios Sky. In accordance with ASC 842, the Group re-assessed the respective lease agreement and concluded the option would be accounted for as a lease modification. Accordingly, the Group recognized a finance lease asset and a corresponding finance lease liability.

NOTE 14: SUBSEQUENT EVENTS

1)	In January 2022, the HCOB bank facility (as defined herein) was drawn down.

2)	In January 2022, the CACIB/BNP bank facility (as defined herein) was drawn down.

3)	In January 2022, the fourth sale and sale and leaseback agreement was drawn down.

4)	In January 2022, the 2022 Notes were repaid in full.

5)	In March 2022, the Group prepaid $10,380 in connection with HCOB bank facility to release a dry bulk vessel.

6)	In March 2022, the Group entered into a sale and leaseback agreement for $12,000 to finance a vessel, which was drawn in the first quarter of 2022

7)	In July 2022, the Group entered into a sale and leaseback agreement amounting to $22,000 to finance a dry bulk vessel, which was drawn in the third quarter of 2022.

For information on the Group’s various loan facilities and sale/leaseback agreements, see Note 9 “Borrowings” to the combined financial statements.

8)

On July 26, 2022, Navios Holdings agreed to sell its 36-vessel dry bulk fleet for an aggregate consideration of $835,000 consisting of cash and the assumption of bank debt and finance leases related to the vessels and subject to working capital adjustment at closing, to Navios Partners. The closing of the Transaction was subject to customary closing conditions, including receipt of certain consents required in connection with Navios Partners’ assumption of bank debt in connection with the Transaction. The closing of the Transaction was effected in two tranches. The first tranche, involving the transfer of 15 vessels, was completed on July 29, 2022. The second tranche, involving the remaining 21 vessels, was completed on September 8, 2022.